FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

For the month April 2020 No. 1

TOWER SEMICONDUCTOR LTD.
(Translation of registrant's name into English)

Ramat Gavriel Industrial Park
P.O. Box 619, Migdal Haemek, Israel 2310502
  (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒           Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐           No ☒

On April 6, 2020, the Registrant Announced an Online Webinar on
Company’s Leading Power Management Technology Addressing Market
Trends and Requirements for Extended Power and High Voltage Applications

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOWER SEMICONDUCTOR LTD.

Date: April 6, 2020	By:	/s/ Nati Somekh
Name: Nati Somekh
Title: Corporate Secretary

Tower
Semiconductor

Where **Analog** and **Value** Meet

NEWS ANNOUNCEMENT	FOR IMMEDIATE RELEASE

Tower Semiconductor to Hold an Online Webinar on Company’s Leading Power Management
Technology Addressing Market Trends and Requirements for Extended Power and High Voltage
Applications

The free online webinar will review current and future Power Management ICs market needs in the 48V ecosystem such as EV/HEV, green energy, high power computing and robotics

MIGDAL HAEMEK, Israel, April 6, 2020 –Tower Semiconductor (NASDAQ/TASE: TSEM), the leader in high-value analog semiconductor foundry solutions, today announced it will hold a  free one hour-long webinar on April 21, 2020 to discuss "Leading Power Management Technology Addressing Market Trends and Requirements for Extended Power and High Voltage Applications”. The webinar will review current and future market trends related to extended power and high voltage requirements serving applications in the 48V ecosystem such as EV/HEV, green energy, high power computing and robotics, while addressing its technological needs and challenges, and will present Tower’s leading power management platform solutions.

The webinar will provide an overview of the recent Power Management design and process developments, required device capabilities, performance, limitations, and technology roadmap. It is designed for system architects and system designers, IC designers and IC marketing executives.

Scheduled for: April 21st, 2020 at 16:00 pm Israel time / 15:00 pm CET requires advanced registration.

Presenter: Erez Sarig, Director of Power Management Business Development & Marketing.

For registration and additional details, please visit here.

About Tower Semiconductor
Tower Semiconductor Ltd. (NASDAQ: TSEM, TASE: TSEM), the leading foundry of high value analog semiconductor solutions, provides technology and manufacturing platforms for integrated circuits (ICs) in growing markets such as consumer, industrial, automotive, mobile, infrastructure, medical and aerospace and defense. Tower Semiconductor’s focuses on creating positive and sustainable impact on the world through long term partnerships and its advanced and innovative analog technology offering, comprised of a broad range of customizable process platforms such as SiGe, BiCMOS, mixed-signal/CMOS, RF CMOS, CMOS image sensor, non-imaging sensors, integrated power management (BCD and 700V), and MEMS. Tower Semiconductor also provides world-class design enablement for a quick and accurate design cycle as well as Transfer Optimization and development Process Services (TOPS) to IDMs and fabless companies. To provide multi-fab sourcing and extended capacity for its customers, Tower Semiconductor operates two manufacturing facilities in Israel (150mm and 200mm), two in the U.S. (200mm) and three facilities in Japan (two 200mm and one 300mm) through TPSCo. For more information, please visit www.towersemi.com.

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Tower Semiconductor  Company Contact: Orit Shahar | +972-74-7377440 | oritsha@towersemi.com
Tower Semiconductor  Investor Relations Contact: Noit Levi | +972-4-604-7066 | noit.levi@towersemi.com